

Hattie's Coffee House is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Women-owned
Hattie's Coffee House

Coffee Shop

607 S. Main St.
Whitestown, IN 46075
Get directions
View Website
Connect with us
Profile
Data Room
Updates 1
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Hattie's Coffee House is seeking investment to open a coffee house in a historic farmhouse.
This is a preview. It will become public when you start accepting investment.
Opportunity

Whitestown, located just northwest of Indianapolis and immediately adjacent to I- 65, is the second-fastest growing community in Indiana and has one of the highest median household income levels in the state. Much of that rapid growth has come from commercial development near the interstate, which threatens to overshadow Whitestown's rich history and sense of community.

Rather than allow the town to lose its historic identity and become lost in a sea of development, town leaders have prioritized building up the old downtown or "legacy core." Hattie's Coffee will be an anchor in this effort, located in the center of Whitestown and offering an inviting place to gather, strengthen friendships, and build community.

Solution

Hattie's will be a much-needed anchor for those who call Whitestown their home. It will be a gathering place suitable for not only business professionals, but families and individuals as well. Hattie's will be a place where connectivity and creativity are merged together over high quality coffee and delicious local food offerings.

Located midway between extensive housing developments on the north and south sides of Whitestown, Hattie's will tie together the whole community. Our coffee shop in one of the historic homes on Main Street will provide residents a "third place" to congregate that has a local identity instead of a nationwide one.

Why Us?

Our coffee is locally roasted, fresh, and much better than what is currently being offered at these chain coffee stores. Our baristas are committed to providing customers with the most excellent cup of coffee and specialty drinks that people cannot get elsewhere. With locally sourced pastries and café offerings we will be able to give a more diverse menu as well.

THE FUTURE HOME OF HATTIE'S COFFEE HOUSE
This is a preview. It will become public when you start accepting investment.
607 SOUTH MAIN STREET

A beautifully restored 1912 farmhouse is the setting for Hattie's. Set on 2 acres of land on Main St. this property boasts all kinds of potential for our customers and the community.

Inside, the aesthetic will be bright and comfortable. With neutral tones, a combination of old and new furniture, mixed textiles and houseplants, the atmosphere will be both inviting and inspiring.

Being located in a historic house allows us to have various nooks to create more private seating and meeting places.

Upstairs we will have opportunities for customers to rent out the space for business meetings or working on site without any interruptions.

We will be creating beautiful cut flower garden beds around the property so that we can have fresh flowers in the coffee shop and also sell bouquets to customers.

We plan to have bees on the property (at a safe distance from the house) so that we can sell locally harvested honey to our customers and also use it in our custom- made syrups.

We will have cafe lights outside with a porch swing, picnic tables, and lots of spaces to sit and relax and connect.

This is a preview. It will become public when you start accepting investment.

Hattie's Coffee House gives customers an experience they cannot find anywhere else—locally roasted coffee in a historic converted farmhouse, all served up with friendly and intuitive service that makes everyone feel at home.

This is a preview. It will become public when you start accepting investment.

THE TEAM

Kirra Sutton

Owner

Kirra has spent the past 10 years building a wedding and lifestyle photography business alongside building a family with her husband. They have three awesome kids and have lived in the suburbs of Indianapolis for the past 8 years where they've come to appreciate hoosier hospitality and small town charm.

Hattie's will be her first venture into the brick and mortar world but she is not new to running a business, working behind a coffee bar, or management. She's so excited to learn your order and welcome you into the Hattie's family.

This is a preview. It will become public when you start accepting investment.

CONSTRUCTION UPDATE

Previous

Next

This is a preview. It will become public when you start accepting investment.

Q&A

Updates

MARCH 17TH, 2023

How it began | Part I

On January 1st a family friend of ours handed me a bag of his coffee beans that he roasts out of his garage at home.

"Would you ever roast for me if I opened up a coffee shop?" I knew he wasn't really interested in scaling up his roasting- he's retired and still incredibly busy helping out others, but the question just bubbled up out of me.

Little out of left field for a Sunday chat after church, but it felt relevant given the fresh coffee I was holding, and maybe it had something to do with the first of the year? Dreaming out loud and all that.

"I really have wanted to open up a coffee shop on Main St. in Whitestown in an old house, that has space for my photography business also. I just haven't been able to find a place."

He just stared at me for a minute and smiled. He asked me how serious I was- which was fair- and I told him I was super serious. This has been a dream of mine for the 8 years I've lived here in Indiana but the timing has never been right. I was having and raising babies most of those years and working my photography business in the nooks & crannies of my time.

He told me he might know of a place but needed to talk to the person first. Unbelievable to leave me hanging like that! I told him to tell me as soon as he could and we went our separate ways.

Later that week we connected and he told me about the property at 607 S. Main St. that his son Mario owned. Mario was getting it ready to rent out as a residential property but they had both commented previously about what a great coffee shop the house would make.

Eeeep!

He told me right away it was a very slim chance but invited me to go look at it. It's a few minute drive from my house and I was over there as quickly as possible.

Part II coming soon

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $20,000

Space Buildout $4,975

Signs at the front $2,000

Parking Lot signage $1,000

Mainvest Compensation $2,025

Total $30,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$271,310	$297,700	$308,120	$318,905	$330,067
Cost of Goods Sold	$103,935	$110,970	$113,855	$116,000	$119,000
Gross Profit	$167,375	$186,730	$194,265	$202,905	$211,067

EXPENSES

Rent	$48,000	$48,000	$48,000	$48,000	$48,000
Salaries & Wages	$34,224	$35,592	$37,018	$37,018	$37,018
Employee Related Expenses	$4,243	$4,349	$4,457	$4,568	$4,682
Insurance	$7,200	$7,200	$7,200	$7,200	$7,200
Professional Fees	$14,400	$14,400	$14,400	$14,400	$14,400
Quickbooks License	$1,500	$1,500	$1,500	$1,500	$1,500
MailChimp Standard	$240	$240	$240	$240	$240
SquareSpace Subscription	$324	$324	$324	$324	$324
Operating Profit	$57,244	$75,125	$81,126	$89,655	$97,703

This information is provided by Hattie's Coffee House. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

'24 - '26 Consolidated Projections.pdf

Business Plan.pdf

Investment Round Status

Target Raise $30,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends May 26th, 2023

Summary of Terms

Legal Business Name Hattie's Coffee House

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 3%-6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

No operating history

Hattie's Coffee House was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hattie's Coffee House to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Hattie's Coffee House operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hattie's Coffee House competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hattie's Coffee House's core business or the inability to compete successfully against the with other competitors could negatively affect Hattie's Coffee House's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Hattie's Coffee House's management or vote on and/or influence any managerial decisions regarding Hattie's Coffee House. Furthermore, if the founders or other key personnel of Hattie's Coffee House were to leave Hattie's Coffee House or become unable to work, Hattie's Coffee House (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hattie's Coffee House and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hattie's Coffee House is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Hattie's Coffee House might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hattie's Coffee House is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Hattie's Coffee House

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hattie's Coffee House's financial performance or ability to continue to operate. In the event Hattie's Coffee House ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hattie's Coffee House nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Hattie's Coffee House will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Hattie's Coffee House is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Hattie's Coffee House will carry some insurance, Hattie's Coffee House may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hattie's Coffee House could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Hattie's Coffee House's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Hattie's Coffee House's management will coincide: you both want Hattie's Coffee House to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Hattie's Coffee House to act conservative to make sure they are best equipped to repay the Note obligations, while Hattie's Coffee House might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Hattie's Coffee House needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Hattie's Coffee House or management), which is responsible for monitoring Hattie's Coffee House's compliance with the law. Hattie's Coffee House will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Hattie's Coffee House is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Hattie's Coffee House fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Hattie's Coffee House, and the revenue of Hattie's Coffee House can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Hattie's Coffee House to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Hattie's Coffee House. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

About Us

Blog

FAQ

Write For Us

Referral Program

Business Resources

Support Center

Educational Materials

Contact Us

Terms of Service

Privacy Policy